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March 22, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.W.

Washington, D.C. 20549-0407

Attn: Sherry Haywood

Re:	SkyWater Technology, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Staff Response dated March 8, 2021

CIK No. 0001819974

Ladies and Gentlemen:

CMI Acquisition, LLC, a Delaware limited liability company that plans to convert into a Delaware corporation and change its name to SkyWater Technology, Inc. (the “Company”), hereby submits its responses to the Securities and Exchange Commission staff’s comments on the above-referenced submission contained in the staff’s letter to the Company dated March 8, 2021. The Company has responded to all of the staff’s comments. The staff’s comments are duplicated below in italicized text. The Company’s responses are set forth in plain text immediately following the applicable comment. The disclosures referenced can be found in the Company’s registration statement filed on the date of this letter (the “registration statement”).

General, page 1

1.

We note your response to comment one. Please tell us how you determined that no pro forma financial information would be required when you update your filing to include the financial statements for the year ended January 3, 2021. Please note that a pro forma balance sheet is required unless the transaction is already reflected in such balance sheet. However, a pro forma condensed statement of comprehensive income must not be filed when the historical statement of comprehensive income reflects the transaction for the entire period. Refer to Rule 11-02(c) of Regulation S-X.

The Company acknowledges the staff’s comment and has updated the pro forma financial information provided in the registration statement to include a pro forma consolidated statement of operations for the year ended January 3, 2021. A pro forma balance sheet is not provided as the transactions are already reflected in the Company’s consolidated balance sheet as of January 3, 2021.

Securities and Exchange Commission

March 22, 2021

Unaudited Pro Forma Consolidated Financial Information

Notes to the Unaudited Pro Forma Financial Information

Pro Forma Statements of Operations, page 52

2.

We note your response to comment two. Please revise footnote (17) to explain how you calculated your interest expense adjustments for the periods presented. Please also disclose the interest rates used to calculate your adjustments.

In response to the staff’s comment, the Company advises the staff that the disclosure on pages 48 and 49 of the registration statement has been updated to include, in a new footnote (3) to the pro forma statement of operations, an explanation of the calculation of the interest expense adjustments for the year ended January 3, 2021 as well as the interest rates used. The new disclosure is as follows:

(3)

Represents: (a) the interest expense from Oxbow Realty’s loan of $39 million at an interest rate of 3.44% for the nine-month period in fiscal 2020 prior to consolidation, including the amortization of debt issuance costs of $2.0 million using the effective interest method, (b) a reduction of interest expense for the year due to the repayment of principal on the Term Loan and Line of Credit (an average monthly debt balance of $37.9 million at an approximate interest rate of 13.3%), (c) one year of debt issuance cost amortization for the Revolver ($2.0 million recognized over the 5 year life of the arrangement), and (d) a full year of interest expense and unused line fee from the Revolver at an approximate interest rate of 3%.

For the year ended January 3, 2021
Interest expense and amortization of debt issuance costs from Oxbow Realty’s loan	(1,255)
Reduction of interest expense on Term Loan from extinguishment and Line of Credit from modification	5,044
Amortization of debt discount and debt issuance costs for Revolver	(396)
Interest expense from Revolver	(1,356)

2,037

*                *                 *                 *

If the staff has any questions or requires additional information, please contact the undersigned at (703) 610-6189.

Very truly yours,

/s/ Kevin K. Greenslade

Kevin K. Greenslade

Securities and Exchange Commission

March 22, 2021

cc:	Thomas Sonderman, President, CMI Acquisition, LLC

Steve Manko, Chief Financial Officer, CMI Acquisition, LLC

Jason Stokes, Chief Legal Officer and General Counsel, CMI Acquisition, LLC

William J. Curtin, Partner, Hogan Lovells US LLP